UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

The documents attached as exhibit 99.1, exhibit 99.2 and exhibit 99.3 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on August 14, 2023 (Registration No. 333-273968) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The description of the documents in the press releases are qualified in their entirety by reference to the complete text of the convertible note purchase agreement and convertible note.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

Date: June 25, 2025	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Form of Convertible Note Purchase Agreement
Exhibit 99.3	Form of Convertible Note

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